510 Burrard St, 3rd Floor
Date: October 3, 2019	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: C21 INVESTMENTS INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :		Annual General Meeting
Record Date for Notice of Meeting :		November 01, 2019
Record Date for Voting (if applicable) :		November 01, 2019
Beneficial Ownership Determination Date :		November 01, 2019
Meeting Date :		December 16, 2019
Meeting Location (if available) :		Vancouver BC
Issuer sending proxy related materials directly to NOBO:		No
Issuer paying for delivery to OBO:		No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders		No
NAA for Registered Holders		No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON CLASS	12675Q101	CA12675Q1019

Sincerely,

Computershare
Agent for C21 INVESTMENTS INC.